N E W S R E L E A S E

May 1, 2006	Trading Symbols:
News Release 06-18	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD RESOURCES INC. ANNOUNCES PUBLIC OFFERING

Vancouver, B.C. – Silver Standard Resources Inc. announced today that it has filed a preliminary short form prospectus under the multi-jurisdictional disclosure system relating to a proposed public offering of 6 million common shares in the United States and Canada.

Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. have been appointed joint book-running managers for the transaction with Blackmont Capital Inc. as a co-lead of a syndicate of underwriters including Citigroup Global Markets Inc., National Bank Financial Inc. and Salman Partners Inc. Silver Standard will grant the underwriters an option to purchase an additional 900,000 common shares to cover over allotments, if any.

The net proceeds from the offering will be used to fund a portion of the development costs of the Pirquitas Project, exploration on Silver Standard's other projects and for working capital and general corporate purposes.

A preliminary prospectus relating to these securities has been filed with each of the provincial securities regulatory authorities in Canada, other than Quebec, and a registration statement under the U.S. – Canada multi-jurisdictional disclosure system has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

A copy of the preliminary prospectus may be obtained from Bear, Stearns & Co. Inc., Attention: Prospectus Department, 383 Madison Avenue, New York, New York, U.S.A., 10179, (212) 272-2000 or from Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, NY 10005.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Forward Looking Statements: Statements in this news release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the managing underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Silver Standard may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.